SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Commission File Number: 333-44404

FORM 12b-25
NOTIFICATION OF LATE FILING

[ ] Form 10-K	[ ] Form 10-KSB	[ ] Form 11-K	[X] Form 20-F	[ ] Form 10-Q	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Sopheon plc
Former name if applicable:
Address of principal executive office:	40 Occam Road, Surrey Research Park,
City, state and zip code:	Guildford, Surrey GU2 7YG, United Kingdom

PART II
RULES 12b-25(b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

    State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

    The registrant has been engaged in significant corporate activity to further strengthen its balance sheet, which has resulted in a delay in the completion of the registrant's Form 20-F. This inability to file timely the registrant's Form 20-F could not be eliminated without unreasonable effort or expense. The registrant will file the Form 20-F no later than the 15th calendar day following the prescribed due date for the Form 20-F.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Arif Karimjee, Chief Financial Officer +44 (0) 1483 883000
(Name) Telephone Number, including Area Code)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sopheon plc
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 28th June 2004	By ____Arif Karimjee (Chief Financial Officer)_______

[Name] [Title]

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).